                                  EXHIBIT 99.20


                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350
                             AS ADOPTED PURSUANT TO
                 SECTION 906 OF THE SARBANES - OXLEY ACT OF 2002


          In connection with the annual report of Kinross Gold Corporation (the "Company") on Form 40-F/A for the year ended December 31, 2002, Robert M. Buchan hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of his knowledge:

          1. The annual report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

          2. The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.



May 29, 2003                      Per: /s/ Robert M. Buchan
  (Date)                          ----------------------
                                  Robert M. Buchan (principal executive officer)